

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

<u>Via E-mail</u>
Michael A. Bless
President and Chief Executive Officer
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

> **Re: Century Aluminum Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 1-34474**

Dear Mr. Bless:

We refer you to our comment letter dated September 27, 2013, regarding business contacts with Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance

        Jesse E. Gary
        Executive Vice President, General Counsel and Secretary
        Century Aluminum Company